February 22, 2013

Ms. Anu Dubey
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: The Amana Mutual Funds Trust (the "Trust")
Response to Staff comments on PRE14A filing

Dear Ms. Dubey:

This letter responds to the comments that you recently gave in connection with the Trust's PRE14A filing, as well as an amended PRE14A filing incorporating the amendments referenced herein.

In connection with the above-referenced filing, the Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We have not included financial statements in this submission as for the proposed reorganization being done pursuant to Rule 145(a)(2) under the Securities Act of 1933, we do not believe Item 12 of Schedule 14A applies since that applies to exchange offers and the proposal relates to a reorganization. However, even if Item 12 of Schedule 14A applies to the proposed reorganization, the instructions to Item 13 permit the omission of the financial statements. The instructions permit the omission of any information "not material for the exercise of prudent judgment," which would be the case for the proposed reorganization.

In response to Staff's comments, the Trust has amended the PRE14A filing as follows:

Page 7     First paragraph under heading "Householding"

  Clarified language directing shareowners to contact Saturna if they wish to receive additional copies or only one copy of the proxy material now or in the future.

Page 11     Table under heading "Information Regarding Trustees"

  Added additional disclosure regarding nominees' principal occupation and other directorships.

Page 13     Third and fourth paragraphs under heading "What is the share ownership in the Funds by the Nominees and the officers?"

  Changed disclosure regarding frequency of board meetings and nominee attendance from calendar year to fiscal year.
  Added disclosure that no other nominee besides Mr. Kaiser has owned shares in the adviser or its affiliates.

Page 14     First and second paragraphs under heading "What is the compensation for Trustees on the Board?"

  Added an affirmative statement that the trust does not pay any compensation to its officers.
  Added disclosure detailing reimbursement by trust to adviser for a portion of the CCO's salary.
  Changed time periods for purposes of trustee compensation disclosure from calendar year to fiscal year.

Page 14     Table under heading "What is the compensation for Trustees on the Board?"

  Added column to table showing number of funds in fund complex.

Page 15     First paragraph under heading "Governance, Compensation, and Nominations Committee"

  Added disclosure in parenthetical stating that Mr. Kaiser is an interested trustee.

Page 16     First and second paragraphs under heading "Leadership Structure and Board of Trustees"

  Added disclosure stating that all nominees (other than Mr. Kaiser) are disinterested trustees.
  Added disclosure that Chairman of the board is an independent trustee.
  Added disclosure of Board's rationale for having separate persons in President and Chairman roles.

Page 16     In paragraphs detailing nominee qualifications

  Added additional disclosure of each nominees' qualifications and experience and justified conclusion that each nominee is qualified to serve as a trustee

Page 18     First paragraph under heading "Board Role in Risk Oversight"

  Added additional disclosure of the board's role in risk oversight, specifically its role in reviewing risk analysis reports.

Page 18     First paragraph under heading "Governance, Compensation, and Nominations Committee Charter"

  Added additional disclosure regarding committee's duty to evaluate the performance of the Board, its committees, and the trustees.

Page 18     First paragraph under heading "Nominee Qualifications"

  Added disclosure that the board does not have a diversity policy.

Page 21     In numbered list under heading "What are shareowners being asked to approve in Proposal 2?"

  Added disclosure that independent public accountants are being continued for new fund.

Page 22     First paragraph under heading "What effect will the Reorganization have on the Funds and their shareowners?"

  Clarified language stating that investment restrictions and investment strategies will not change as a result of the reorganization.

Page 31     In subheading "Audit-Related Fees"

  The amounts previously listed as “Audit-Related Fees” were categorized incorrectly and we have amended the statement accordingly.

Thank you for your comments. We hope that you find these amendments to be responsive. Should you have any questions, please do not hesitate to contact me at 360.734.9900.

Very truly yours,

/s/Nicholas Kaiser

Nicholas Kaiser
President